Century Capital Management, LLC
100 Federal Street, 29th Floor
Boston, MA  02110

BY EDGAR

March 24, 2014

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-0213
Attention:  Christina DiAngelo Fettig

Re:           Century Capital Management Trust
                 (File Nos. 333-86067 and 811-09561)

Dear Ms. Fettig:

On behalf of Century Capital Management Trust (the “Trust”), I am writing to respond to the staff’s comments relating to the Trust’s Form N-CSR which was filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2014.  Set forth below is a summary of the comments that you communicated to me by telephone on March 10, 2014, and the Trust’s response to each comment.

1.           Schedule of Investments.  The Schedules of Investments indicate that each Fund’s short term investments included a money market mutual fund.  The class of shares in which each Fund invested should be disclosed.

Response:  Going forward, the Trust intends to include the disclosure.

2.           Statement of Assets and Liabilities – Net Asset Value.  Because each Fund has a redemption fee, the Statement of Assets and Liabilities should include disclosure indicating that the redemption price may vary depending on the length of time that the shares were held.

Response:  Going forward, the Trust intends to include the disclosure.

3.           Statement of Assets and Liabilities.  In accordance with Regulation S-X, Rule 6-04, paragraph 12, open payables to the Trustees should be disclosed separately in the Statement of Assets and Liabilities.

Response:  Going forward, the Trust intends to include separate disclosure regarding open payables to the Trustees.

4.           Notes to the Financial Statements – Note 7.  The description of the Adviser Reimbursement should be enhanced to include the same level of detail required by Form N-1A in the fee table.  If the Adviser has the right to recoup fees waived or reimbursed, the conditions for recoupment should be described and the financial statements should include an aging schedule for expenses that can be recouped.

Securities and Exchange Commission
Attn:  Christina DiAngelo Fettig
March 24, 2014

Response:  Going forward, the Trust intends to include an enhanced description of the Adviser Reimbursement and an aging schedule.

5.           Form N-CSR – Item 4(c).  The description of the tax services provided by the Trust’s Accountant should be more specific.

Response:  Going forward, the Trust intends to include additional detail regarding tax services.

6.           Century Shares Trust – Investor Shares.  EDGAR should be updated to reflect that the Investor Shares class of Century Shares Trust is no longer active.

Response:  The requested update has been made.

7.           Amended Forms N-CSR.  In 2012, the Trust filed Amended Forms N-CSR for the semi-annual period ended April 30, 2011 and the annual period ended October 31, 2011.  Updated certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act should have been filed as exhibits to each of the Amended Forms N-CSR.

Response:  Going forward, the Trust intends to file updated certifications as exhibits to any amended Forms N-CSR.

* * * * *

The Trust acknowledges that:

1.           The disclosure in the filing is the responsibility of the Trust;

2.	Comments of the Commission’s staff or changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Trust may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe that this letter addresses the staff’s comments.  Should you have any further questions, please do not hesitate to call me at 617-701-5136.

Very truly yours,

/s/ Julie Smith

Julie Smith